                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   220493-10-0
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                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 5)

CUSIP NO.  220493-10-0                 13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stephen F. Edwards
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*                                             OO

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               United States
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                       (7)     SOLE VOTING POWER                             0
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                           0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                        0
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                      0

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                             0
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%

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 (14)     TYPE OF REPORTING PERSON*                                          IN

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               This Amendment No. 1 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of COURT Business Services Corporation, a Delaware corporation ("Issuer"). Amendment No. 1 is being filed due to the resignation of each of Stephen Edwards (the "Reporting Person"), Harold Rosser and Stephen Sherrill as trustees (together, the "Prior Trustees") and the transfer of beneficial ownership of Common Stock held by the Prior Trustees to Robert N. Pokelwaldt pursuant to an Amended and Restated Voting Trust Agreement (defined below).

               Item 3  Source and Amount of Funds or Other Consideration.

               The Reporting Person no longer beneficially owns any shares of Common Stock pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 between CVC, Robert N. Pokelwaldt, as replacement trustee, and the Prior Trustees, as resigning trustees.


               Item 4  Purpose of Transaction.

               (a) On August 12, 1999, Citicorp Venture Capital, Ltd. ("CVC") deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Stephen Edwards (the "Reporting Person"), Harold Rosser and Stephen Sherrill, as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock (the "New Trust Shares" and together with the Prior Trust Shares, the "Trust Shares") into Trust and the Prior Trustees resigned and deposited Prior Trust Shares into trust pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 between CVC, Robert N. Pokelwaldt, as replacement trustee, and the Prior Trustees, as resigning trustees (the "Trust Agreement"). Accordingly, the Reporting Person no longer has any beneficial ownership in any of the Prior Trust Shares.

               (b) On November 4, 1999, the Issuer terminated the merger agreement dated March 25, 1999, as amended, by and among the Issuer and an investor group.

               (c)-(j) Not applicable.

               Item 5.  Interest in Securities of the Issuer.

               (a)-(b) The Reporting Person no longer beneficially owns any shares of Common Stock. The Reporting Person does not have sole voting power or dispositive power with respect to any shares of Common Stock. The Reporting Person no longer has shared voting power with respect to any shares of Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

               Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

               The information set forth in Item 4 above is incorporated herein by reference.

               Item 7.  Exhibits.

               1. Amended and Restated Voting Trust Agreement dated as of November 15, 1999 by and among CVC, Robert N. Pokelwaldt, as the replacement trustee, and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards, as resigning trustees.


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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1999


                                            /s/ Stephen F. Edwards
                                            ------------------------------------
                                            STEPHEN F. EDWARDS




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